May 17th, 2017 Business Overview Luka Mucic, CFO Exhibit 99.1

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€22.1bn 2016 €28–29bn 2020 ambition +9pp to +14pp Support + Cloud subscriptions revenue as share of total revenue All other revenue 2020 ambition – pushing towards a larger more predictable business All figures are non-IFRS

Driving increased profitability Highly profitable cloud business in the long term 2016 2018 – 2020 Mix shift effects Cloud investments Services margin dampened by strategic co-innovation Cloud investments paying off. Highly standardized “converged platform” drives: Gross margin improvement R&D leverage (away from “any DB”) Cloud overtakes software Efficiency in each business improving and cost ratios start to improve Cloud at scale contributes to profit acceleration through increased share of renewal base 2017 Mix shift effects Cloud investments Services margin improving

1 Stock-based compensation Other topical issues 2 Restructuring 3 Cash-flow development / use of cash 4 New segment reporting

Outlook for FY2017 – update on FX impact Cloud subscriptions and support revenue (Non-IFRS at cc) Operating profit (Non-IFRS at cc) Cloud and software revenue (Non-IFRS at cc) Total revenue (Non-IFRS at cc) €23.2 to 23.6bn €5.1bn | + 8 % Actual performance 3M/17 SAP’s outlook FY 2017 While the Company's full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the May 15th, 2017 level for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency benefit in a range of 1 to 4 percentage points for Q2 2017. For the full year 2017 we expect a range of 0 to 3 percentage points benefit. This currency impact estimate supersedes the estimate we provided on April 25th, 2017 which was based on March 2017 average exchange rates. [ 2016: €18.43bn] +9% €878m |+30% +6% to 8% €3.8bn to €4.0bn upper end +34% [ 2016: €22.07bn] [ 2016: €6.63bn] €1.1bn |+2% €6.8bn to €7.0bn [ 2016: €2.99bn]